Quhuo Limited

3rd Floor, Block A, Tonghui Building

No. 1132 Huihe South Street

Chaoyang District, Beijing 100020

The People’s Republic of China

VIA EDGAR

September 28, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Rucha Pandit

Re:	Quhuo Limited
Registration Statement on Form F-3
Filed: June 30, 2023
File No. 333-273087

Dear Ms. Pandit,

Quhuo Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 26, 2023, regarding the Registration Statement on Form F-3 (the “Form F-3”) filed on June 30, 2023.

In response to the Staff’s comments, the Company is filing via Edgar an amendment to the Form F-3 (“Amendment No. 1”) with this response letter. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Registration Statement on Form F-3

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company.

Response:

In response to the Staff’s comment, we have revised disclosures on the prospectus cover page of Amendment No. 1.

2.

We note your disclosure that you may be subject to the risk of trading prohibitions "[p]ursuant to the Holding Foreign Companies Accountable Act, or the HFCAA." Please revise your disclosure to reflect that the Holding Foreign Companies Accountable Act has been amended by the Consolidated Appropriations Act as of 2023. Please also make conforming revisions in your prospectus summary and risk factors sections.

Response:

In response to the Staff’s comment, we have revised disclosures on the prospectus cover page, “Prospectus Summary” section on page 22, and “Risk Factors” section on page 58, of Amendment No. 1.

3.

We note that Quhuo Technology, the company's wholly-owned subsidiary, is incorporated in Hong Kong. Please revise your disclosure here and elsewhere as appropriate to discuss the applicable laws and regulations in Hong Kong as well as the related risks and consequences.

Response:

In response to the Staff’s comment, we have revised the disclosures on the prospectus cover page, “About this Prospectus” section on page 1, “Prospectus Summary” section on pages 7, 8, 28, and 38, “Risk Factors” section on pages 64-68, and “Enforcement of Civil Liabilities” section on page 115 of Amendment No. 1.

4.

We note your representation that "[i]n 2020, 2021 and 2022, no dividends or distributions were made to Quhuo Limited by its subsidiaries." Please revise the disclosure here to further address whether any other transfers have been made to date between the holding company, its subsidiaries, and consolidated VIE, or to investors, and quantify the amounts where applicable. In this regard, we note that the section captioned "Cash and Asset Flows through Our Organization" on page 10 of the registration statement discusses the provision of loans and payment of service fees. Additionally, please disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Lastly, please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response:

In response to the Staff’s comment, we have revised the disclosures on the prospectus cover page and “Prospectus Summary” section on pages 14-22, 30 and 31 of Amendment No. 1. We have also added the requested cross-references on cover page and page 31 of Amendment No. 1.

5.

Please discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIE or investors. Please provide a cross-reference to your discussion of this issue in your prospectus summary, summary risk factors, and risk factors sections, as well.

Response:

In response to the Staff’s comment, we have revised the disclosures on the prospectus cover page and “Prospectus Summary” section on pages 31, 33, and 34 of Amendment No. 1.

6.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIE or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Response:

In response to the Staff’s comment, we have revised the disclosures on the prospectus cover page and “Prospectus Summary” section on page 30 of Amendment No. 1.

About this Prospectus, page 1

7.

We note your definition of "China" and the "PRC" appears to exclude Taiwan, Hong Kong and Macau. Please clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. This disclosure may appear in the definition itself or in an appropriate discussion of legal and operational risks.

Response:

In response to the Staff’s comment, we have revised the disclosures on the prospectus cover page, page 1, “Prospectus Summary” section on pages 10 and 39, “Risk Factors” section on page 64 of Amendment No. 1.

Prospectus Summary, page 4

8.	We note that the consolidated VIE constitutes a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response:

In response to the Staff’s comment, we have revised the disclosures on “Prospectus Summary” section on pages 14-22 of Amendment No. 1.

9.	Please clarify here that you are the primary beneficiary of the VIE for accounting purposes. Additionally, please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Response:

In response to the Staff’s comment, we have revised the disclosures on the prospectus cover page, “Prospectus Summary” section on pages 7 and 12, and “Risk Factors” section on page 50 of Amendment No. 1.

Our Corporate Structure and Contractual Arrangements with the VIE and its Shareholders, page 5

10.

Please disclose clearly that the company uses a structure that involves a VIE based in China and what that entails. Additionally, please revise the diagram of the company’s corporate structure. The diagram should use dashed lines without arrows with respect to the relationship with the VIE.

Response:

In response to the Staff’s comment, we have revised the disclosures on “Prospectus Summary–Our Corporate Structure and Contractual Arrangements with the VIE and its Shareholders” section on pages 7-10 of Amendment No. 1. We have also revised the diagram on “Prospectus Summary–Our Corporate Structure and Contractual Arrangements with the VIE and its Shareholders” section on page 10 of Amendment No. 1.

Our Operations in China and Permissions Required from the PRC Authorities for Our Operations, page 9

11.	We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that "[you], [y]our PRC subsidiary and the affiliated entities are not required to obtain approval or permission from China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or any other regulatory entity." If true, state as much and explain why such an opinion was not obtained and the basis for your conclusions. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIE: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response:

In response to the Staff’s comment, we have revised the disclosures on pages 27 and 28 of Amendment No. 1.

12.	We note your disclosure that you and the affiliated entities "have obtained the requisite licenses and permits from the PRC government authorities that are material" for your operations. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

Response:

In response to the Staff’s comment, we have revised the disclosures on page 26 of Amendment No. 1.

Cash and Asset Flows through Our Organization, page 10

13.	We note your representation that you "may also encounter difficulties in [y]our ability to transfer cash between subsidiaries in China and other subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange." Please describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Additionally, describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Lastly, please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response:

In response to the Staff’s comment, we have revised the disclosures on the prospectus cover page, pages 30, 31, and 33-34 of Amendment No. 1.

14.	Where you discuss specific instances of cash transfers between the holding company, its subsidiaries and the affiliated entities, please also explain the tax consequences of such transfers.

Response:

In response to the Staff’s comment, we have revised the disclosures on page 30 of Amendment No. 1.

Summary of Risk Factors, page 11

15.	Please revise your disclosure so that each summary risk factor related to your operations in Hong Kong and China includes a cross-reference to the individual detailed risk factor, including the title and page of the relevant risk factor.

Response:

In response to the Staff’s comment, we have added cross references to the summary risk factors on “Prospectus Summary – Summary of Risk Factors” section on page 35-40 of Amendment No. 1.

Risk Factors

Risks Relating to Our Corporate Structure, page 16

16.	Please revise your risk factor disclosure here to specifically acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIE that conduct all or substantially all of your operations.

Response:

In response to the Staff’s comment, we have revised the disclosures on “Risk Factors–Risks Relating to Our Corporate Structure” section on pages 45 and 48 of Amendment No. 1.

Enforcement of Civil Liabilities, page 58

17.

If you have one or more directors, officers or members of senior management located in the PRC/Hong Kong, please state that is the case and identify the relevant individuals. In this regard, we note the representation that "all of [y]our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States."

Response:

In response to the Staff’s comment, we have revised the disclosures on “Enforcement of Civil Liabilities” section on page 114 of Amendment No. 1.

Exhibits

18.

Please refer to Exhibit 23.2. We note the audit consent by Ernst & Young Hua Ming LLP states that its September 9, 2022 report was prepared with respect to the consolidated financial statements of Quhuo Limited for the year ended December 31, 2022. Please revise this audit consent to correctly state that the September 9, 2022 audit report was prepared with respect to the consolidated financial statements for the year ended December 31, 2021.

Response:

The Company respectfully advises the Staff that the language “for the year ended December 31, 2022” stated in Ernst & Young Hua Ming LLP’s (“EY” or “EY’s”) consent referred to the period covered by the Company’s annual report on Form 20-F which was incorporated by reference to the Form F-3. EY’s consent did not mean that the audit report dated September 9, 2022 included the Company’s consolidated financial statements as of and for the year ended December 31, 2022. Further, the Company also referred to EY under the section “Experts” on page 112 of the Registration Statement, where it explicitly stated “…the consolidated financial statements of Quhuo Limited at December 31, 2021 and for each of the two years in the period ended December 31, 2021 appearing in Quhuo Limited’s Annual Report on Form 20-F for the year ended December 31, 2022 have been audited by Ernst & Young Hua Ming LLP.”

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact to our counsel, Wei Wang, esq, wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Zhen Ba
Zhen Ba, Chief Financial Officer
Quhuo Limited

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP